PPT VISION, Inc.

12988 Valley View Road

Eden Prairie, MN  55344

Ms. Kate Tillan

Reviewing Accountant

Securities and Exchange Commission

450 Fifth St. N.W.

Washington, D.C.   20549

Re:       PPT Vision, Inc.

Response to Comments on Form 10-KSB for Year Ended October 31, 2004

File No. 000-11518

Dear Ms. Tillan:

This letter is furnished in response to your letter of March 1, 2005 in which you provided several comments related to your review of our Form 10-KSB for the year ended October 31, 2004.  Our response to your questions or comments are provided below:

1.     There was no accounting impact for the reduction in the price of the warrants from $2.50 to $0.70.  These warrants were issued to shareholders in connection with a shareholder rights offering.  In that offering shareholders had the right to purchase a “unit” which consisted of a share of stock and a warrant to purchase one-half share of stock at the equivalent of $2.50 per share.  The Board approved a reduction in the price of the warrants so as to encourage exercise of the warrant.  The price was reduced to market price at the time.  Based on these facts, the Company determined that no accounting adjustments were necessary.

2.     We plan to account for the receipt of royalties in the future as “Other Income.”  We do not anticipate significant royalty income in the future.  Since we do not anticipate material future royalty income, we did not consider this to affect our classification of this business as a discontinued business.

3a.  We are of the opinion that the wording, including the word “believe”, indicates  that the disclosure controls are effective.  However, we will modify the wording in future filings to eliminate the word “believe.”

3b.  This language does not seem superfluous; however we will modify this wording in future filings to address your comment.  We will either eliminate the language following the word “effective” or provide the language that appears in the definition of “disclosure controls and procedures” in Rule 13a-15(e).

4.     We will modify the language to eliminate the word “significant” and we will revise the disclosure to discuss all changes in the internal controls over financial reporting that have a material affect on financial reporting in future filings.

In addition, as requested, the Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have any further questions.

Sincerely,

/s/ Timothy Clayton

Timothy Clayton
Chief Financial Officer